UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dyax Corp.

File No. 0-24537 - CF#23538

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Dyax Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to Form 10-Q filed on May 7, 2009, as amended by reduced redactions from the same contract filed as Exhibit 10.1 to Form 10-Q/A filed on August 18, 2009.

Based on representations by Dyax Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   through August 21, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Christian Windsor
           Special Counsel